April 19, 2006
Mr. Stephen G. Krikorian
Branch Chief — Accounting
Ms. Tamara J. Tangen, CPA
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Technology Solutions Company Form 10-K filed on March 23, 2006 For the year ended December 31, 2005 File No. 0-19433
Dear Mr. Krikorian and Ms. Tangen:
The following are Technology Solutions Company’s responses to the comments concerning the referenced filing received by letter from you sent by facsimile on April 13, 2006. The numbered paragraph in the response corresponds with the numbered paragraph in your letter.
1.	Please explain to us how the expense classifications reported within your statements of operations comply with the guidance in Rule 5-03 of Regulation S-X. In this regard, the current presentation does not clearly present those expenses associated with cost of revenues. Further, it appears that the caption “Management and administrative support” combines both cost of revenue items (i.e., client officers) and general and administrative items. In addition, explain how you have complied with the requirements of Item 302(a) of Regulation S-K in reporting your quarterly financial data on page F-26. That is, the gross margin or cost of revenues should be presented as a line item.

In regards to Rule 5-03 of Regulation S-X, item (b) 2, Cost and expenses applicable to sales and revenues, we have separately identified Project Personnel costs, Other Project Expenses and Reimbursable Expenses. These items represent our costs and expenses applicable to our revenues and, in Item 7 of our filing, we explain that these costs relate to our projects. We believe that this explanation of our costs under Item 7 provides the reader information of the components of our cost of services. We understand that a subtotal of these costs described as “Cost of services” would assist the reader. As we will be filing our 10-Q for the quarter ending March 31, 2006 within a month, we will provide a subtotal of these costs and describe this subtotal as “Cost of services” in this and all subsequent filings.

An example of the revised disclosure to be incorporated in our Form 10-Q for the quarter ended March 31, 2006 is included as an attachment to this letter. The new line item has been bolded.

In regards to your comment that “it appears that the caption “Management and administrative support” combines both cost of revenue items (i.e., client officers) and general and administrative items”, in item 7, when we describe our Management and Administrative Support, we state that “In addition, each client officer is a billable consulting resource.” In connection with our upcoming filing of our Form 10-Q for the quarter ended March 31, 2006, we will modify this disclosure in this and all subsequent filings so that it reads, “In addition, each client officer is also a billable consulting resource. When the client officer is billable, their costs are included in Project Personnel costs .” An example of the revised disclosure to be incorporated in our Form 10-Q for the quarter ended March 31, 2006 is also included as an attachment to this letter. The revised wording is in bold.

In regards to your last comment, “explain how you have complied with the requirements of Item 302(a) of Regulation S-K in reporting your quarterly financial data on page F-26. That is, the gross margin or cost of revenues should be presented as a line item.” We agree with the Staff’s comment and we will incorporate this disclosure into all subsequent filings.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Sandor Grosz
Chief Financial Officer
Technology Solutions Company
205 N. Michigan Avenue
Suite 1500
Chicago, IL 60601

TECHNOLOGY SOLUTIONS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Three
	Months Ended
	March 31,
	2006	2005
	(unaudited)
REVENUES:
Revenues before reimbursements	$9,828	$9,828
Reimbursements	1,240	1,240

	11,068	11,068

COSTS AND EXPENSES:
Project personnel	6,834	6,834
Other project expenses	2,471	2,471
Reimbursable expenses	1,240	1,240

Cost of services	10,545	10,545
Management and administrative support	4,641	4,641
Intangible asset amortization	256	256
Incentive compensation	—	—

	15,442	15,442

OPERATING LOSS	(4,374)	(4,374)

OTHER INCOME:
Net investment income	187	187

LOSS BEFORE INCOME TAXES	(4,187)	(4,187)

INCOME TAX PROVISION	—	—

NET LOSS	$(4,187)	$(4,187)

BASIC NET LOSS
PER COMMON SHARE	$(1.79)	$(1.79)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	2,343	2,343

DILUTED NET LOSS
PER COMMON SHARE	$(1.79)	$(1.79)

WEIGHTED AVERAGE NUMBER OF
COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING	2,343	2,343

The accompanying Notes to Consolidated Financial Statements are an integral part of this financial information.

TECHNOLOGY SOLUTIONS COMPANY
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COSTS AND EXPENSES
Management and Administrative Support
Management and administrative support costs consist of client officer costs and infrastructure costs. Client officer costs include client officer salaries and travel, marketing costs and recruiting costs. Client officers are a critical component in our client relationship-selling model. Each of our clients has at least one client officer assigned to them. The client officers are responsible for delivery excellence, client relationship and satisfaction, revenues, utilization, project margins, days sales outstanding and human capital, including recruiting and career development. In addition, each client officer is also a billable consulting resource. When the client officer is billable, their costs are included in Project Personnel costs. Infrastructure costs include costs related to our senior corporate management and board of directors; accounting; financial reporting; finance; tax; legal; treasury; human resources; employee benefits; marketing; public and investor relations; office operations; staffing of our project personnel; recruiting; training; internal communications; internal technology applications; management of new business opportunities; planning; quality assurance; and risk management.